Exhibit 99.4

CONFIDENTIAL

HOMETOWN BANCSHARES, INC.

401(K) PROFIT SHARING PLAN

October 28, 2025

Re:	Hometown Bancshares, Inc. 401(k) Profit Sharing Plan
Pass-Through Vote on Proposed Merger

Dear ESOP Participants:

We are sending you this letter and the enclosed documents because you are a participant in the Hometown Bancshares, Inc. 401(k) Profit Sharing Plan (the “ESOP”) who has shares of capital stock of Hometown Bancshares, Inc. (“Hometown”) allocated to your account in the ESOP. Please carefully review this letter and the enclosed documents and complete and return the enclosed Participant Direction form in accordance with the instructions provided therein. Any terms used but not defined herein have the meaning set forth in the enclosed proxy statement/prospectus.

On July 19, 2025, Hometown entered into an Agreement and Plan of Merger (the “merger agreement”) with First Community Bankshares, Inc. (“First Community”), which contemplates the merger of Hometown with and into First Community, with First Community continuing as the surviving corporation (the “merger”). Immediately following the completion of the merger, Union Bank, Inc., Hometown’s wholly-owned bank subsidiary (“Union Bank”), will merge with and into First Community Bank, First Community’s wholly-owned bank subsidiary (the “bank merger”). First Community Bank will continue as the surviving bank.

The merger is expected to close in the first quarter of 2026 subject to certain closing conditions. In connection with the merger, (i) all shares of Hometown common stock that are issued and outstanding immediately prior to the completion of the merger (other than certain excluded shares as described in the enclosed proxy statement/prospectus, if any) will be converted into the right to receive 11.706 (the “exchange ratio”) shares of First Community common stock (or cash in lieu of fractional shares) (the “merger consideration”), subject to adjustment as described in the merger agreement. Accordingly, Hometown common stock held by the ESOP shall be converted into the right to receive the merger consideration. Immediately prior to the closing of the merger, Hometown will terminate the ESOP. After the closing, First Community will complete the wind down of the ESOP, and ESOP participants’ accounts will be fully distributed to ESOP participants.

The ESOP currently owns 10,816 shares of Hometown common stock out of 87,934 shares, or approximately 12.3%, of Hometown common stock outstanding. You are entitled to direct the ESOP trustee to vote the number of shares allocated to your ESOP account on the merger proposal described above and in more detail in the enclosed documents. You are encouraged to vote, and your choice is confidential. This letter and the enclosed documents are intended to explain certain terms of the merger and the ESOP, as well as the procedure for casting your vote.

To vote the shares allocated to your ESOP account, please sign, date, and return the enclosed Participant Direction to the ESOP trustee. Your properly completed Participant Direction must be received by the ESOP trustee no later than 5:00pm local time on November 18, 2025, so that the ESOP trustee will be able to vote prior to the Hometown special meeting of shareholders on December 2, 2025 at 5:00 p.m. (local time).

Sincerely,

Julie Harris
ESOP Trustee
Enclosures

CONFIDENTIAL

October 28, 2025

INFORMATION STATEMENT FOR ESOP PARTICIPANTS

Introduction

The purpose of this information statement is to provide you, as a participant in the ESOP, with information necessary for you to give direction to Julie Harris, the interim trustee of the ESOP, as to how the ESOP trustee should vote the Hometown common stock allocated to your ESOP account on the merger proposal.

Enclosed with this Information Statement and Cover Letter from Julie Harris you will find a copy of the proxy statement/prospectus mailed to all Hometown shareholders in connection with their consideration of the proposed merger between Hometown and First Community. This proxy statement/prospectus includes a variety of disclosures about the proposed merger between Hometown and First Community. We encourage to review the proxy statement/prospectus in tandem with this Information Statement.

Tammy Waggoner serves as trustee of the ESOP, and, following the receipt of regulatory approval, Julie Harris has also been appointed to serve as a trustee of the ESOP. Due to certain interests in the merger and arrangements that Ms. Waggoner is party to, Hometown’s board of directors determined it was in the best interest of Hometown and ESOP participants for Hometown to appoint Julie Harris as a trustee of the ESOP in connection with the merger. See the section entitled “The Merger-Interests of Hometown Directors and Executive Officers in the Merger” beginning on page 51 of the proxy statement/prospectus and the section entitled “The Merger Agreement-ESOP” beginning on page 70 of the enclosed proxy statement/prospectus for more information.

One of the duties specifically assigned to Julie Harris is voting of the shares of Hometown common stock on the merger proposal. The ESOP trustee, on behalf of the ESOP and as the stockholder of record of Hometown, will be asked to vote to approve the matters before shareholders at the special meeting, including the merger proposal.

Approval of the merger agreement requires the affirmative vote of a majority of the votes present, in person or by proxy, and entitled to vote at a meeting of the shareholders of Hometown at which a quorum is present. Under the terms of the ESOP, you are entitled to direct the ESOP trustee as to how to vote the shares of Hometown common stock allocated to your ESOP account.

Board of Directors Recommendation

Hometown’s board of directors has approved the merger agreement, and unanimously recommends that its shareholders, including the ESOP, as the record holder of 10,816 shares of Hometown common stock (or 12.3% of Hometown common stock outstanding), approve the merger proposal. The Board believes that the merger is in the best interests of Hometown and the ESOP participants. Approval of the merger agreement requires the affirmative vote of a majority of the votes present, in person or by proxy, and entitled to vote at a meeting of the shareholders of Hometown at which a quorum is present.

Hometown Background and History

Hometown is a corporation organized under the laws of West Virginia in 1998 and registered as a bank holding company under the Bank Holding Company Act of 1956, as amended (the “BHCA”). Hometown conducts the majority of its business operations through its wholly-owned bank subsidiary, Union Bank, which is a West Virginia state-chartered bank that was incorporated in 1947. Union Bank provides comprehensive individual and corporate financial services through its main office in Middlebourne, West Virginia and branch offices in Harrisville, Ellenboro, Hundred, New Martinsville, Pennsboro, St. Marys and Sistersville, West Virginia. These services include traditional deposit and loan options, including checking accounts, money market deposit accounts, savings accounts, certificates of deposit, residential 1-4 family loans, owner-occupied and non-owner occupied commercial real estate loans, home equity lines of credit, consumer, commercial and agricultural loans. At June 30, 2025, Hometown had total consolidated assets of $402.3 million, net loans of $174.3 million, deposits of $365.9 million and shareholders’ equity of $29.4 million.

The Merger

Hometown entered into the merger agreement with First Community, which contemplates the merger of Hometown with and into First Community, with First Community continuing as the surviving corporation. The merger is expected to close in the first quarter of 2026.

The terms of the merger have been negotiated at length and have been more fully described in the section entitled “The Merger” beginning on page 33 of the enclosed proxy statement/prospectus.

CONFIDENTIAL

Merger Consideration

Under the terms of the merger agreement, each share of Hometown common stock issued and outstanding immediately prior to the completion of the merger (other than (1) dissenting shares as described below and (2) shares of Hometown common stock owned directly or indirectly by Hometown, First Community or their wholly-owned subsidiaries (other than the excluded shares)) will be converted into the right to receive 11.706 shares of First Community common stock (or cash in lieu of fractional shares), subject to adjustment as described in the merger agreement.

The value of the merger consideration will fluctuate between the date of this information statement and the completion of the merger based upon the market value for First Community common stock. The exchange ratio is a fixed number of shares of First Community common stock, but it may be adjusted as set forth in the merger agreement.

The merger consideration could be subject to a downward adjustment if, as of the last day of the calendar month immediately prior to the merger becomes effective, Hometown’s actual adjusted shareholder’s equity is less than the minimum adjusted shareholders’ equity, then the exchange ratio will be adjusted to equal the number determined by multiplying (A) the exchange ratio by (B) the number obtained by dividing (1) Hometown’s actual adjusted shareholders’ equity by (2) the minimum adjusted shareholders’ equity. There is no upward adjustment if Hometown’s actual adjusted shareholders’ equity exceeds the minimum adjusted shareholders’ equity. The term “minimum adjusted shareholders’ equity” means $29,250,000.

The term “Hometown’s actual adjusted shareholders’ equity” means the total shareholders’ equity presented on Hometown’s balance sheet, as determined in accordance with generally accepted accounting principles in the U.S. (“GAAP”). For purposes of determining Hometown’s actual adjusted shareholders’ equity:

●	no adjustments shall be made due to changes in Hometown’s accumulated other comprehensive income (AOCI) since June 30, 2025, and

●

Hometown’s actual adjusted shareholders’ equity will be increased by the following amounts: (i) transaction costs (as defined in the merger agreement) previously paid or accrued by Hometown and related to the merger, subject to certain agreed limits, (ii) any contribution by Hometown to the ESOP for purposes of paying off the loan between Hometown and the ESOP (the “Hometown ESOP loan”), and (iii) the balance of Hometown’s existing indebtedness that Hometown repays prior to the effective time under the terms of the merger agreement.

As utilized in calculating Hometown’s actual adjusted shareholders’ equity, “transaction costs” means, subject to any limitations set forth in the merger agreement, all costs and expenses related to the merger, the merger agreement and the transactions contemplated thereby through the closing date or the fulfillment of such obligations, if later, including, but not limited to (but subject to any limitations set forth herein): (A) all costs, fees, commissions and expenses (including, without limitation, all legal, accounting, financial advisory, brokerage, finder, investment banking firm, proxy solicitor, and trustee costs, fees, commissions and expenses, as the case may be) incurred by Hometown or Union Bank related to the merger, the merger agreement and the transactions contemplated thereby; (B) all costs, fees, contract payments, penalties and liquidated damages associated with the termination, conversion and deconversion of the data processing contracts, core processing contracts, online banking contracts, technology or software services contracts, and other third party contracts of Hometown and Union Bank as previously identified as confidential in the merger agreement, including all reasonable estimated deconversion costs related to all such contracts of Hometown, assuming all such contracts terminate on January 23, 2026 (the “conversion date”), subject to certain exceptions if the merger is not consummated by the conversion date; (C) all premiums or additional costs, if any, incurred to provide for the continuation of certain of Hometown’s insurance policies; (D) all payments, costs, fees, expenses and penalties incurred pursuant to any existing employment, change in control, salary continuation, deferred compensation, split dollar, deferred fee, option or other similar agreements, and obligations or severance, noncompetition, retention or bonus arrangements or Hometown benefit plans or equity based plans between Hometown or Union Bank and any other person including, in each case, the employer-portion of any applicable payroll taxes to the extent not paid by First Community; (E) the amount of any capitalized, unaccrued or prepaid software contracts; (F) any taxes of Hometown or with respect to Hometown for any taxable period (or portion thereof) ending on or prior to the closing date that are, in each case, unpaid as of the closing; and (G) all costs, fees, and expenses associated with the termination of the ESOP, but excluding the cost to repay the Hometown ESOP loan and any loans between Hometown and third party lender(s), the proceeds of which were used to fund Hometown’s loan to the ESOP, so long as it does not exceed the amount of the contribution necessary to pay off the Hometown ESOP loan.

Further, there could be an adjustment to the exchange ratio based upon changes in the market price of First Community common stock and the NASDAQ Bank Index prior to closing. See the section entitled “The Merger Agreement–Termination of the Merger Agreement” beginning on page 75 of the enclosed proxy statement/prospectus for more information.

Otherwise, if the shares of common stock of either First Community or Hometown are increased, decreased or changed into or exchanged for a different number or kind of shares or securities before the effective time as a result of a stock dividend, stock subdivision, reclassification, recapitalization, split, combination, exchange of shares or similar change in capitalization, or if there is any extraordinary dividend or distribution paid, then the exchange ratio will be proportionately adjusted to give holders of Hometown common stock the same economic effect as contemplated by the merger agreement prior to such event.

CONFIDENTIAL

Representations and Warranties

The merger agreement contains representations and warranties regarding Hometown that are usual and customary for a transaction of the type contemplated by the merger agreement. The merger agreement includes extensive representations and warranties by Hometown as to corporate and operational matters, among other items. See Article 3 of the merger agreement which is attached as Appendix A to the proxy statement/prospectus and “The Merger Agreement–Representations and Warranties” beginning on page 61 of the enclosed proxy statement/prospectus for more information.

Conduct of Business Pending Closing

The merger agreement contains certain covenants regarding Hometown’s conduct of its business prior to the completion of the merger that are usual and customary for a transaction of the type contemplated by the merger agreement. See Article 4 of the merger agreement which is attached as Appendix A to the proxy statement/prospectus and “The Merger Agreement–Conduct of Business Pending Completion of the Merger” beginning on page 64 of the enclosed proxy statement/prospectus for more information.

Conditions to Closing

The closing of the merger is contingent upon fulfillment or waiver of certain conditions, including but not limited to (a) the approval of the merger agreement by holders of Hometown common stock; (b) that there has been no material adverse effect on Hometown since the signing of the merger agreement; (c) the representations and warranties set forth in the merger agreement are true and correct (see Article 6 of the merger agreement which is attached as Appendix A to the proxy statement/prospectus); (d) receiving certain regulatory approvals; (e) the effectiveness of the registration statement with respect to First Community common stock and the listing of such stock on Nasdaq; and (f) the repayment by Hometown of its indebtedness. The closing of the merger is also conditioned upon the delivery of certain agreements and other items by Hometown and First Community. See “The Merger–Conditions to Completion of the Merger” beginning on page 74 of the proxy statement/prospectus for more information.

Termination of the Merger Agreement

The merger agreement may be terminated and the merger may be abandoned at any time prior to the Closing, notwithstanding any requisite approval and adoption of the merger agreement and the transactions contemplated thereby by the shareholders of Hometown, under the limited circumstances described in Article 7 of the merger agreement which is attached as Appendix A to the proxy statement/prospectus. If Hometown terminates the merger agreement in certain circumstances, including the pursuit of an alternate acquisition proposal, Hometown will pay First Community a $2.0 million termination fee. See “The Merger Agreement–Termination of the Merger Agreement” beginning on page 75 of the enclosed proxy statement/prospectus for more information.

Potential Conflicts of Interest

In considering the recommendations of the Board with respect to the adoption and approval of the merger agreement and the merger, you should be aware that certain members of Hometown’s management and the Board have interests in the merger and arrangements that are different from, or in addition to, those of the stockholders generally. These interests and arrangements may create potential conflicts of interests. The Board was aware of these interests and arrangements and considered them in approving the merger, as more fully described in the section beginning on page 51 of the proxy statement/prospectus entitled “The Merger–Interests of Hometown Directors and Executive Officers in the Merger.”

The ESOP

Hometown adopted the ESOP originally effective as of January 1, 1998 as a defined contribution 401(k) retirement plan. The ESOP was converted to an employee stock ownership plan designed to invest in Hometown common stock effective January 1, 2000.

Based on First Community’s closing price of $40.33 per share on July 18, 2025, the 11.706 exchange ratio resulted in an implied value of approximately $472.10 for each share of Hometown common stock. Based on First Community’s closing price of $34.38 per share on October 6, 2025, the last practicable trading day before the mailing of the proxy statement/prospectus, the merger consideration would result in an implied value of approximately $402.45 per share of Hometown common stock. The most recent ESOP appraisal, dated as of December 31, 2024 reflected a price per share of $441.00 for Hometown common stock. The value of the merger consideration will fluctuate between the date of the attached proxy statement/prospectus and the completion of the merger based upon the market value for First Community common stock.

CONFIDENTIAL

In addition, the merger will permit ESOP participants to limit risk and preserve their accumulated wealth in the ESOP. The allocated shares of the ESOP will be converted into shares of First Community common stock, which are publicly traded and will allow for increased liquidity opportunities for ESOP participants. In sum, we believe that the merger will help maximize the value of Hometown common stock for the ESOP participants. We recommend that ESOP participants read and carefully consider the risk factors set forth in the section entitled “Risk Factors” beginning on page 18 of the enclosed proxy statement/prospectus.

In the event the merger is approved and consummated, the following will occur with respect to the operation of the ESOP and participants’ accounts under the ESOP:

(i) Hometown will cause the ESOP to repay the Hometown ESOP loan and allocate the balance of the unallocated shares and any other unallocated assets remaining in the ESOP after repayment of the Hometown ESOP loan to the accounts of the participants who are employed as of the ESOP termination date based upon their respective employer stock account balances under the  ESOP as of the ESOP termination date. The current outstanding balance on the Hometown ESOP loan is in the amount of $510,646.00.

(ii) Hometown will amend the ESOP to terminate it, effective on the day prior to Closing. The termination of the ESOP will cause all ESOP accounts of participants as of such termination date to become immediately 100% vested.

(iii) All shares of Hometown common stock held by the ESOP immediately prior to the Closing shall be converted into the right to receive the merger consideration. All ESOP participant account balances, following receipt of the merger consideration (and full payment or satisfaction by the ESOP of the Hometown ESOP loan) and completion of administrative compliance requirements in connection with the ESOP termination, will be rolled over to an IRA or another tax-qualified plan or distributed directly to you. You will be provided with distribution election forms following the Closing Date to make an election on how to treat your ESOP account balance. Separately, if you are a continuing employee, you will be permitted to rollover the 401(k) portion of your account balance and the employer stock portion of your account balance to First Community’s 401(k) Plan following the closing date if you continue to be employed by First Community, subject to the requirements of First Community’s 401(k) Plan, any administrative policies applicable to in-kind stock rollovers and applicable law.

Federal Income Tax Treatment

Because the ESOP is designed as a tax-exempt qualified plan, neither the ESOP nor any of the ESOP participants (or beneficiaries) should recognize any taxable income when the ESOP receives the merger consideration. Instead, each ESOP participant (or beneficiary) will normally be taxed when he or she receives a distribution from the IRA or other tax-qualified plan (including First Community’s 401(k) Plan) unless you elect an outright distribution as opposed to rolling over your ESOP account to an IRA or other tax-qualified plan (including First Community’s 401(k) Plan). You are encouraged to consult your tax advisor to understand how your receipt of the merger consideration as an ESOP participant and your elections with respect thereto will affect you.

Consequences to Hometown if the Merger is Not Approved

If the merger is not approved, Hometown will continue to operate and the Board may seek alternative buyers or other strategic alternatives.

The Trustee

The ESOP trustee voting the interests of the ESOP participants in connection with the merger proposal is Julie Harris. Julie Harris has been appointed as the interim ESOP trustee in connection with the merger solely for the purpose of voting the shares of Hometown common stock held by the ESOP with respect to the merger, overseeing as trustee the termination of the ESOP in connection with the merger, approving the final valuation of Hometown common stock, and reviewing and approving repayment of the outstanding Hometown ESOP loan.

Voting of Shares

Pursuant to the terms of the ESOP and consistent with the West Virginia Business Corporation Act, only the ESOP trustee may vote the shares of Hometown common stock held by the ESOP. The ESOP provides, however, that each participant may direct the ESOP trustee as to how to vote the shares of Hometown common stock that have been allocated to that participant’s ESOP account. Each participant is entitled to one vote for each share of Hometown common stock in his or her account.

The ESOP trustee will follow the proper voting directions of ESOP participants with respect to their allocated shares unless such directions are inconsistent with the ESOP trustee’s fiduciary duties under the Employee Retirement Income Security Act of 1974 (“ERISA”). The ESOP trustee will vote the unallocated shares in the ESOP (to the extent any shares are unallocated) in the same proportion as shares for which it has received timely voting instructions from ESOP participants. The ESOP trustee will use its independent discretion to exercise any dissenter’s rights (if applicable).

CONFIDENTIAL

There are 10,816 shares of Hometown’s Common Stock held by the ESOP, 9,098.6651 of which are currently allocated to ESOP participants. The number of shares allocated to your individual ESOP account is indicated in your last ESOP account statement.

Procedures for Directing the ESOP Trustee

THE ESOP TRUSTEE TAKES NO POSITION ON THE MERGER. You, as an ESOP participant, should determine how you wish to direct the ESOP trustee regarding the shares of Hometown common stock allocated to your ESOP account.

Included with this information statement as Exhibit A is a form titled “Participant Direction” for the Hometown Bancshares, Inc. 401(k) Profit Sharing Plan participants. You should indicate how you wish to have the shares allocated to your ESOP account voted by the ESOP trustee with respect to the merger proposal, and sign and date the Participant Direction. The Participant Direction should then be returned to Julie Harris (i) by email at jharris@hometownbanc.bank or (ii) by in-person delivery to 103 Dodd Street, Middlebourne, West Virginia 26149, so that it is received no later than 5:00 p.m. (local time) on November 18, 2025.

Additional Information

Any inquiries that you might have regarding the procedures for completing and submitting the Participant Direction should be made to Julie Harris at the following address:

Julie Harris

PO Box 145

Middlebourne, WV 26149

Phone: (304) 684-2427

E-mail: jharris@hometownbanc.bank

Frequently Asked Questions

Q:	What am I being asked to vote on?

A:

The participants of the ESOP are being asked to approve, and direct the ESOP trustee to vote their interests in the ESOP in favor of the transactions contemplated by the merger agreement (which is attached as Appendix A to the proxy statement/prospectus).

Q:	Why is Hometown’s board of directors recommending the merger agreement?

A:

Hometown’s board of directors has unanimously determined that the merger agreement and the transactions contemplated thereby are advisable, fair to, and in the best interest of Hometown and the ESOP, which currently is a shareholder of Hometown.

Q:	Why is My Vote Important?

A:

Approval of the merger agreement requires the affirmative vote of a majority of the votes present, in person or by proxy, and entitled to vote at a meeting of the shareholders of Hometown at which a quorum is present. The ESOP holds 10,816 shares, or 12.3% of Hometown’s common stock outstanding. The ESOP trustee is entitled to vote Hometown common stock held by the ESOP, so you may direct the ESOP trustee as to how to vote shares held in your ESOP account. The ESOP trustee also will vote the unallocated shares in the ESOP in the same proportion as shares for which it has received timely voting instructions from ESOP participants.

Q:	How will the Voting Work?

A:

A “FOR” vote means that you are in favor of the transactions contemplated by the merger agreement. An “AGAINST” vote means that you are against the transactions contemplated by the merger agreement. An “ABSTAIN” vote means that you are neither voting for nor against the transactions contemplated by the merger agreement. By voting “FOR” or “AGAINST” on your direction, you will be directing the ESOP trustee how to vote the shares allocated to your ESOP account with respect to the merger agreement. In order for your direction to be counted, the direction must:

●	have a “FOR”, “AGAINST” or “ABSTAIN” box checked;
●	be signed by you; and
●

be received no later than November 18, 2025 at 5:00 p.m. local time by Julie Harris (i) by email at jharris@hometownbanc.bank or (ii) by in-person delivery to 103 Dodd Street, Middlebourne, West Virginia 26149.

CONFIDENTIAL

Q:	What is the Effect of Not Voting?

A:

If you do not send timely voting directions to the ESOP trustee or your directions are illegible, incomplete, or otherwise not in proper form, the shares allocated to your ESOP account will be voted by the ESOP trustee in the same proportion as shares for which it has received timely voting instructions.

Q:	Does the ESOP Trustee Necessarily Have to Vote the Shares as Directed by the Participants?

A:

No. While participants generally have the right to direct the ESOP trustee in how to vote, that right is subject to an exception. If the ESOP trustee believes, in its sole discretion, that compliance with participants’ directions would result in a violation of its fiduciary duties under ERISA, then the ESOP trustee may exercise its independent discretion to override the directions of the participants.

Q:	Will My Vote be Kept Confidential?

A:

Yes. You should return your Participant Direction directly to Julie Harris (i) by email at jharris@hometownbanc.bank or (ii) by in-person delivery to 103 Dodd Street, Middlebourne, West Virginia 26149, so that it is actually received by Julie Harris by no later than November 18, 2025 at 5:00 p.m. local time. No officer or employee of Hometown will see the directions. The ESOP trustee will count the votes and certify the results to Hometown. The directions will be kept by the ESOP trustee.

Q:	Can I Change My Vote?

A:	Yes. There are two ways you can change your vote after you have submitted your direction:

First, you may send a written notice directly to Julie Harris (i) by email at jharris@hometownbanc.bank or (ii) by in-person delivery to 103 Dodd Street, Middlebourne, West Virginia 26149, so that it is received by no later than November 18, 2025, at 5:00 p.m. local time, stating that you would like to revoke your previous Participant Direction.

Second, you may complete and submit a new Participant Direction. Your latest Participant Direction that is actually received by Julie Harris by no later than November 18, 2025, at 5:00 p.m. local time will be counted, and any earlier Participant Directions will be revoked.

Q:	Can I Attend the Hometown Special Meeting?

A:

No. Only holders of Hometown common stock are invited to attend the Hometown special meeting. As the ESOP is the beneficial owner of the Hometown common stock held by the ESOP, you are not entitled to attend the Hometown special meeting.

Q:	What will I Receive for My Shares in the ESOP if the Merger Agreement is Consummated?

A:

If the transactions contemplated by the merger agreement are closed, participants will receive distributions reflecting their pro rata share of the merger consideration received in their ESOP accounts in accordance with the terms of the ESOP and their individual distribution elections. We anticipate that the ESOP will make the distribution to its participants shortly after the Closing Date upon completion of administrative compliance requirements in connection with the ESOP termination.

Q:	What do I Need to do Now?

A:

After you have carefully read this document, indicate on your Participant Direction how you want the trustee to vote the shares allocated to your ESOP account. Then, complete, sign, date, and send your Participant Direction to Julie Harris (i) by email at jharris@hometownbanc.bank or (ii) by in-person delivery to 103 Dodd Street, Middlebourne, West Virginia 26149, so that it is actually received by Julie Harris by no later than November 18, 2025, at 5:00 p.m. local time. This will enable the trustee to vote the shares allocated to your account in the manner you indicate.

CONFIDENTIAL

EXHIBIT A

Participant Direction

Participant Direction

This Participant Direction is requested by the trustee of the Hometown Bancshares, Inc. 401(k) Profit Sharing Plan (the “ESOP”).

This Participant Direction is provided to participants in the ESOP in connection with the proposed merger of Hometown Bancshares, Inc. (“Hometown”). Under the terms of the ESOP, you have the right to direct Julie Harris, not in her individual capacity, but solely in her capacity as the interim trustee of the ESOP to vote the shares of Hometown common stock allocated to your ESOP account, in connection with the following:

●

the voting of the trustee on the proposal to approve the Agreement and Plan of Merger, dated July 19, 2025, between First Community Bankshares, Inc. (“First Community”) and Hometown, pursuant to which Hometown will merge with and into First Community.

The trustee may override your Participant Direction if the trustee, in accordance with her independent judgment, determines that compliance with your Participant Direction would result in a violation of the trustee’s fiduciary duties under applicable federal law, including, in particular, the Employee Retirement Income Security Act of 1974. It is important that you read the ESOP Participant Direction and attached information statement before completing your Direction.

CONFIDENTIAL

instructions for Direction for Participants of
the Hometown Bancshares, Inc. 401(k) Profit Sharing Plan

TO:	The Trustee of the Hometown Bancshares, Inc. 401(k) Profit Sharing Plan (“ESOP”)

Pursuant to the terms of the ESOP, the undersigned, as a Participant or Beneficiary under the Plan, hereby directs Julie Harris, not in her individual capacity but solely in her capacity as trustee of the Plan, to vote (in person, by proxy, or by written consent), all allocated shares of Company common stock held in the account of the undersigned on the record date (October 1, 2025) in the manner directed in this Participant Direction to the extent permitted under the law. Your Participant Direction must be received by 5:00 p.m. local time on November 18, 2025.

Please mark your Direction as indicated in this example	X

PARTICIPANT DIRECTION

(1)	to approve the Agreement and Plan of Merger, dated July 19, 2025, between First Community and Hometown, pursuant to which Hometown will merge with and into First Community.:
FOR	AGAINST	ABSTAIN
☐	☐	☐

Please promptly sign below to direct voting of the shares held on your behalf in the ESOP.

Signature ______________________________________ Date ____________

Print Name______________________________________

NOTE: You must sign this form in order for your Direction to be valid.

CONFIDENTIAL

APPENDIX A

PROXY STATEMENT/PROSPECTUS